Mail Stop 4561

February 18, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 900
Bellevue, WA 98004

>   **Re: Motricity, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 22, 2010**
>   **File No. 333-164471**

Dear Mr. Leigh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your audited financial statements and corresponding disclosure. See Rule 3-12(d) of Regulation S-X.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C. For example, but without

limitation, your prospectus summary appears to be largely repeated in the Overview portion of your Business section.

4.   We note that you recently filed a request for confidential treatment for certain exhibits. Comments, if any, related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. Please ensure that your filing provides a materially complete discussion of the agreements for which you seek confidential treatment, but does not disclose the specific information you have claimed is confidential.

Outside Front Cover Page

5.   The phrases "joint bookrunners," "joint lead managers," and "co-managers," are legal jargon/technical business terms that appear to be inconsistent with the plain English principles of Rule 421(d) of Regulation C. Please remove.

Inside Front Cover Page of Prospectus

6.   Please revise to clarify that you do not produce the hardware featured in your artwork.

7.   Please revise to ensure that the screen graphics on the hardware are legible and accurately represent the services you provide.

Table of Contents, page i

8.   We note your statement that the prospectus includes market and industry data and forecasts that you have developed from independent consultant reports, publicly available information, various industry publications, and other published industry sources. Whenever you use this information in the prospectus, please make sure to clearly indicate that the information presented is based on market and industry data and forecasts that you have developed.

9.   Please relocate the last paragraph on this page to a portion of the prospectus not covered by the plain English rule. See Rule 421(d) of Regulation C.

Prospectus Summary, page 1

Overview, page 1

10.   Please provide a concise summary, in non-technical terms, of the services you provide to wireless carriers, mobile content and application providers, and mobile subscribers.

11.   Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, such as on pages 40 and 72, that you are a "leading provider" of mobile data solutions and services that enable wireless carriers to deliver high value mobile data services to their subscribers.

12.   We note your statement here, and elsewhere in your prospectus, such as on pages 40 and 72, that "[t]o date, over $3 billion in revenue has been generated by [y]our customers through the use of [y]our mobile data services platform." Please clarify what you mean by "to date." In addition, revise to remove any implication that you have generated over $3 billion in revenue for your company.

13.   With respect to every third-party statement in your prospectus, such as the statistics provided by the Yankee Group on page 1, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Risk Factors, page 12

"We have recently recognized significant impairment losses …," page 22

14.   Please revise this risk factor to quantify the amount of impairment losses.

"If we fail to maintain proper and effective internal controls…," page 22

15.   Please revise this section to provide quantitative information regarding the estimated costs of improving internal controls, if material.

Use of Proceeds, page 31

16.   Please revise to provide a detailed quantification of your anticipated use of proceeds, to the extent known.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

17.   Please provide support for your statement that your customers include "some of the leading content and application providers in the U.S."

Critical Accounting Policies and Estimates, page 44

Stock-based compensation, page 49

18.   We note that you engaged an independent third-party valuation firm to assist the
        board of directors in valuing your common stock. Please describe for us the nature
        and extent of the third party valuation firm's involvement. Tell us how you
        considered the guidance in Rule 436(b) of Regulation C regarding reference to a
        specialist. Please see Question 141.02 of our Compliance and Disclosure
        Interpretations available at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Results of Operations, page 54

General, page 54

19.   Throughout your discussion of results of operations, you sometimes refer to two or
        more sources as components that contributed to material changes. Tell us what
        consideration you gave to quantifying the amount of the changes that were due to
        each of the factors or events that you identify. Refer to Instruction 4 to Item 303(a) of
        Regulation S-K and the related interpretive guidance in Section III.D of SEC
        Release 33-6835.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30,
2008, page 55

20.   Your discussion should include disclosure of currently known trends, events and
        uncertainties that are reasonably expected to have a material impact on your liquidity,
        capital resources and/or results of operations. You should also quantify the expected
        effects of any known material trends on your future results to the extent possible. For
        example, we note that there was a significant increase in professional services
        revenue as a result of a large portal customization and implementation project.
        Consider the extent to which there will be continuing revenue generated from this
        large arrangement. Also, in your discussion of the reduction in managed services
        revenue, you indicate that during 2009 several small storefront contracts expired and
        you generated lower storefront-related revenues from two large customers. We
        further note from your disclosure on page F-20 that you lost a major customer during
        2009. In addition, we note from disclosure on page 12 your 2010 contract expirations
        with Verizon and AT&T. Tell us whether these represent any known trends or
        uncertainties and what consideration you gave to indicating whether these items are
        reasonably expected to have a material impact on your liquidity, capital resources
        and/or results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and
        Section III.B.3 of SEC Release 33-8350.

21.   Tell us what consideration you gave to disclosing the composition of managed
        services revenue between the periods. For example, it may be useful to indicate the

amount of revenue generated from fixed monthly managed service fees to host the software platform solution, variable monthly subscription fees, software sales and premium messaging and any other components.

Liquidity and Capital Resources, page 66

22.   We note that you have material accounts receivable balances and significant concentrations of receivables from two customers. Tell us what consideration you gave to including a discussion of the nature and composition of accounts receivable balances, including the related payment terms and an analysis of the changes in the days-sales outstanding ratios between the periods.

Contractual Obligations and Other Commitments, page 69

23.   Footnote 2 to the tabular disclosure on page 69 states that you "have entered into several agreements with third-party network service providers." Similar disclosure is provided in the corresponding section on page F-24. Please revise to provide more detail regarding the nature of these contractual obligations.

Business, page 72

Mobile Subscriber Dynamics, page 75

24.   Please provide support for the statements in this section. For example, but without limitation, provide support for your statement that "[m]obile subscribers are rapidly upgrading their mobile devices."

Executive Compensation, page 90

Compensation Discussion and Analysis, page 90

25.   Please confirm that if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 33-9089. See also the Division of Corporation Finance's Proxy Disclosure Enhancements Transition Question and Answer 4, available on our website.

26.   You have included detailed disclosure regarding your executive employment agreements in a section after your tabular compensation disclosure. Please consider moving pertinent disclosure from this section to related sections of your compensation discussion and analysis. For example, disclose the amount of the Mr. Wuerch's salary increase in the salary section of your compensation discussion and analysis.

Pay Mix, page 93

27.   We note your statement that for benchmarking purposes, you targeted pay at
        approximately the 50th percentile of your peer group. Please disclose whether the
        amounts paid to the named executive officers for fiscal 2009 were at, above, or below
        the 50th percentile of the benchmarking group.

Short-Term Incentives, page 95

28.   Please provide a detailed discussion linking the company's performance against the
        incentive metrics with the amounts actually awarded to the named executive officers.

29.   We note your statement on page 96 that your compensation committee may adjust
        performance measures, targets and payout ranges due to extraordinary or
        nonrecurring events, such as significant financings, equity offerings or acquisitions.
        Please revise to state whether the compensation committee made any such
        adjustments during 2009.

Long-Term Equity-Based Compensation, page 97

30.   We note your discussion of the double-trigger vesting schedule for your restricted
        stock. For each named executive officer, disclose the number of shares of restricted
        stock that will vest upon the conclusion of your offering.

2004 Stock Plan, page 99

31.   Please provide a more detailed discussion of the material terms of the 2004 stock
        incentive plan.

2010 Long-Term Incentive Plan, page 99

32.   Please provide a more detailed discussion of the material terms of the 2010 long-term
        incentive plan, without disclosing the specific information you have claimed is
        confidential.

Director Compensation, page 111

33.   We note your statement that the non-employee directors' final earnings for 2009 are
        not calculable and will be updated after the year closes. It is unclear what
        compensation was incalculable at the time of the filing of your registration statement.
        Please explain in your response letter.

Principal and Selling Stockholders, page 113

34.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Advanced Equities, Inc. and Technology Crossover Ventures, LP.

Certain Relationships and Related Party Transactions, page 115

Registration Rights Agreement, page 115

35.   Please revise to provide a description of the financings that led to the registration rights agreement.

36.   Please disclose the identity of the entity beneficially owned by Carl C. Icahn that is party to the registration rights agreement. See Item 404(a)(1) of Regulation S-K.

37.   We note your statement on page 116 that the description of the registration rights agreement is not a "complete description of the amended and restated registration rights agreement and is qualified by the full text of the amended and restated registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part." Please note that you are required to provide a materially complete description of the agreement, and that investors are entitled to rely upon such disclosure. Please revise your statement to indicate that the summary provided is materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Stockholders' Agreement, page 116

38.   Please revise to provide a description of the financings that led to the stockholders' agreement.

39.   Please disclose the identity of the entity beneficially owned by Carl C. Icahn that is party to the stockholders' agreement. See Item 404(a)(1) of Regulation S-K.

40.   Please disclose the number of shares covered by the stockholders' agreement.

41.   We note your statement that the description of the stockholders' agreement is not a "complete description of the amended and restated stockholders agreement and is qualified by the full text of the amended and restated stockholders' agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part." Please note that you are required to provide a materially complete description of the agreement, and that investors are entitled to rely upon such disclosure. Please revise your statement to indicate that the summary provided is materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Transactions with Chief Executive Officer, page 116

42.   For the personal loans to Mr. Wuerch, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, and the amount of interest paid during the period for which disclosure is provided. See Item 404(a)(5) of Regulation S-K.

43.   Please disclose the process the company used in determining to accept 332,007 shares of vested common stock in exchange for the outstanding principal amount of your loan to Mr. Wuerch, plus accrued interest, and all outstanding legal fees and other non-reimbursable expenses. This discussion should include, without limitation, who was involved in the determination, and how you determined the exact number of shares to accept.

Arrangement with Icahn Sourcing LLC, page 117

44.   Please disclose the amount of goods purchased through Icahn Sourcing LLC during the last fiscal year. See paragraphs (a)(3) and (a)(4) of Item 404 of Regulation S-K.

Direct to Consumer Business, page 117

45.   Please provide a more detailed discussion of the sale of your direct to consumer business to Mr. Bowman, who was one of your executive officers at the time of the transaction. This description should include, without limitation, who was involved in the process, how the sale price was determined, whether you contacted any third parties regarding the sale of the business, and whether you received a fairness opinion.

Abandoned Transaction Fee, page 117

46.   Please provide a more detailed discussion of why you issued Icahn Enterprises, LP a warrant as an abandoned transaction fee. Specifically discuss, without limitation, who was involved in the determination process, whether the fee was a condition of receiving the financing commitment letter, how the number of shares underlying the warrant and exercise price were determined, and whether you believe that such a fee is consistent with the terms of financing commitment letters provided by non-related parties.

Transactions Related to the Negotiation of the InfoSpace Acquisition, page 117

47.   Please disclose whether you believe that the terms of the stand-by deposit fees earned by New Enterprise Associates Inc. and Advanced Equities, Inc. were similar to fees that you would have been charged by non-related parties.

48.   Please disclose whether you believe the compensation paid to the entity beneficially owned by Carl C. Icahn for consulting services is consistent with fees that would have been charged by a non-related party for similar services. In addition, please disclose the name of the entity. See Item 404(a)(1) of Regulation S-K.

49.   Please disclose the process the company used in determining the number of shares underlying warrants to issue to New Enterprise Associates Inc., Advanced Equities, Inc., and the entity beneficially owned by Carl C. Icahn. This discussion should include, without limitation, who was involved in the process, and how you determined the exact number of shares underlying the warrants and the exercise price.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors, page 122

50.   Please disclose the name of the entity affiliated with Carl C. Icahn that will be subject to the referenced provisions of your amended and restated certificate of incorporation. See Item 404(a)(1) of Regulation S-K.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

51.   Further explain why you do not consider the professional service fees to be a separate earnings process in contractual arrangements that do not give the customer the right to take possession of the software. Tell us how you considered the guidance in ASC 605-25-25-5.

52.   For arrangements that give the customer the right to take possession of the software, tell us what consideration you gave to the software deliverable and how you considered the guidance in ASC 985-605-25-2 and 985-605-25-76 through 85 in accounting for the related professional services. In addition, explain why the hosting fee is considered to be a non-software component and cite the authoritative accounting literature relied upon.

53.   We note from your discussion on page 55 that some of your arrangements include the sale of hardware. Tell us what consideration you gave to including a discussion of your related revenue recognition policy. In addition, tell us what consideration you gave to presenting sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

Marketable Securities, page F-11

54.   We note that your marketable securities have been categorized as held-to-maturity.
        In determining this classification, please tell us what consideration you gave to any
        historical sales of securities classified as held-to-maturity. In this regard, we note the
        cash inflows from the sale of investments from your consolidated statements of cash
        flows. Refer to ASC 320-10-25-3.

Accounts Receivable and Allowance for Doubtful Accounts, page F-11

55.   You indicate that accounts receivable consists of amounts billed and currently due
        from customers and revenues earned but not yet billed. Tell us what consideration
        you gave to separately presenting the major categories of accounts receivable. Refer
        to ASC 310-10-50-2 and ASC 310-10-45-2 and 13.

Operating Segment, page F-16

56.   You indicate that your CODM reviews financial information by customer and by type
        of service for purposes of allocating resources and evaluating performance. Further
        explain why you do not consider these to be operating segments per ASC 280-10-50-
        1 through 9.

57.   Tell us what consideration you gave to reporting revenue from external customers for
        each of your products and services or each group of similar product and services in
        accordance with ASC 280-10-50-40.

Amortizable Acquired Assets, page F-18

58.   We note that you valued the technology and software acquired in the InfoSpace
        Mobile acquisition using a cost approach. Explain the basis for the use of this
        valuation approach and what consideration you gave to other methods, such as an
        income approach.

59.   We note that, during 2008, you received information indicating that it was likely that
        two significant customers would no longer be utilizing your search and storefront
        solutions, which resulted in an impairment of capitalized software. Tell what
        consideration you gave to the impact, if any, that this information had on your
        assessment of fair value of your customer relationships intangible.

Note 10. Preferred Stock and Mandatorily Redeemable Preferred Stock

Mandatorily Redeemable Preferred Stock, page F-28

60.   We note that you have characterized your Series A through I preferred stock as
        "mandatorily redeemable preferred stock." Please clarify the terms that are

mandatorily redeemable. That is, tell us whether there is an unconditional obligation to redeem the shares. We may have further comment.

Note 11. Stock Options and Warrants, page F-34

61.   Tell us the historical period you use to calculate expected volatility. In this regard, we note that the starting point for the historical period is January 1, 2001 and the expected term of options granted is five years. Explain how you considered the guidance in ASC 718-10-55-37(a).

62.   Tell us what consideration you gave to including the relevant disclosures required by ASC 718.10.50-2 for your warrants.

Outside Back Cover Page of Prospectus

63.   The artwork and accompanying text do not appear to clearly depict the services you provide. Please revise.

Exhibit Index, page II-1

64.   We note that you have not filed any agreement with Icahn Sourcing LLC as an exhibit. Please tell us whether you have any agreements with Icahn Sourcing LLC; if you have any agreements, please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

65.   We note that you have not filed the advisory agreement/omnibus amendment agreement with Advanced Equities, Inc. as an exhibit. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to paragraphs (b)(10)(i) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of

Richard E. Leigh, Jr., Esq.
Motricity, Inc.
February 18, 2010
Page 12

all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Richard E. Leigh, Jr., Esq.
Motricity, Inc.
February 18, 2010
Page 13

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-4900
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP